LIGHTBRIDGE CORPORATION

August 17, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation Registration Statement on Form S-1 (File No. 333-218794)

Ladies and Gentlemen:

On behalf of Lightbridge Corporation and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby withdraws its previous request for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-218794) by letter dated August 14, 2017 and hereby requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement and declare the Registration Statement effective as of Wednesday, August 23, 2017, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (571) 730-1200, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449, with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Lightbridge Corporation

	By:	/s/ Seth Grae
	Name:	Seth Grae
	Title:	President and Chief Executive Officer

cc: David R. Crandall, Hogan Lovells US LLP

11710 Plaza America Drive, Suite 2000, Reston, VA 20190 Phone (571) 730-1200